U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number 000-53723

(Check One:)	☐ Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D
☐Form N-SAR	☐Form N-CSR

For Period Ending: September 30, 2011

PART I – REGISTRANT INFORMATION

Novo Energies Corporation
Full Name of Registrant

Europa Place d'Armes, 750 Côte de Place d'Armes, Suite 64
Address of Principal Executive Office

Montréal Qc H2Y 2X8 Canada
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
☒
fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

 PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has not completed its Quarterly Report on Form 10-Q for the period ended September 30, 2011, due to administrative and accountant delays.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Antonio Treminio:  (514) 840-3697

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Novo Energies Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Novo Energies Corporation

Dated: November 14, 2011	By:	/s/ Antonio Treminio
Antonio Treminio
Chief Executive Officer